Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2012	2011	2010	2009	2008

Income from continuing operations before income taxes	$604,613	$486,541	$556,189	$676,771	$701,213
Add:
Interest expense (1)	196,368	203,061	203,911	208,855	229,343
Portion of rents representative of the interest factor	33,438	38,968	39,219	41,499	43,030
Amortization of capitalized interest	973	1,535	1,716	1,716	1,717
Income as adjusted	$835,392	$730,105	$801,035	$928,841	$975,303

Fixed charges:
Interest expense (1)	$196,368	$203,061	$203,911	$208,855	$229,343
Portion of rents representative of the interest factor	33,438	38,968	39,219	41,499	43,030
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	27,841	27,507	29,790	32,851	31,610
Total fixed charges	$257,647	$269,536	$272,920	$283,205	$303,983

Ratio of earnings to fixed charges (2)	3.24	2.71	2.94	3.28	3.21

(1)	Interest expense includes both financing interest expense and other interest expense.

(2)
The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.